CONVERSION AGREEMENT

This Agreement executed on July 23, 2004 is made by and between Cobalis Corp., a Nevada corporation (the "Company") with its principal place of business located at 2445 McCabe Way, Suite 150, Irvine CA 92614 and Martin Marion, LLC (the "Consultant"), with a principal place of business located at 1 McGill, Montreal, QC H2Y 4A3 (each a "Party" and collectively "Parties").

NOW THEREFORE, in consideration of the foregoing recitals and the covenants and obligations set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

CONSULTING CONVERSION: The Consultant has rendered 1 invoice to the Company totaling $30,150. The Parties hereby agree to convert this obligation of the Company into thirty thousand (30,000) fully-paid and non-assessable free trading shares upon the execution of this Agreement. This shall be at the conversion rate of $1.00 per share. The Company shall immediately issue an S-8 registration with the Securities and Exchange Commission in order to fulfill its obligation to the Consultant.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

COBALIS, CORP.


Chaslav Radovich, President/CEO
2445 McCabe Way, Suite 150
Irvine, CA 92614



AGREED AND ACCEPTED FOR CONSULTANT:


Martin Marion
1 McGill, #807
Montreal, QC H2Y 4A3